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                          June 9, 2020

       Huang Meishuang
       Chief Executive Officer
       China Ceramics Co., Ltd.
       c/o Jinjiang Hengda Ceramics Co., Ltd.
       Junbing Industrial Zone, Anhia
       Jinjiang City, Fujian Province, PRC

                                                        Re: China Ceramics Co.,
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed June 2, 2020
                                                            File No. 333-238885

       Dear Mr. Meishuang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Ralph V. De Martino,
Esq.